KVINTESS F&DI HOLDINGS CORP.

Baumana Str. 62/9

Kazan, Russia

March 4, 2015

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Kvintess F&DI Holdings Corp.
SEC Comment Letter dated March 2, 2015
Form 10/A
Filed February 20, 2015
File No. 000-55317

Dear Sir/Madam:

We are submitting herein the responses of Kvintess F&DI Holdings Corp. (the “Company”) to the comments set forth in your comment letter dated March 2, 2015 on the Amendment No. 2 to the Form 10 (the “Form 10”) filed by the Company under the Securities Exchange Act of 1934, as amended. We are filing an Amendment No. 3 to the Form 10 (the “Amended Form 10”) together with this correspondence.

The responses set forth below are numbered in accordance with the numbered comment to which the response is directed and, for convenience, the comment letter side captions are included and the subject matter of the comment is identified in summary fashion in the response.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 25

1.	Shares Available for Sale under Rule 144 Requirements. The requested correction has been made in the Amended Form 10.

Exhibit 10.2

2.	Appendix 2 Translation. The translated Appendix 2 has replaced the prior version in the Exhibit 10.2 refiled with the Amended Form 10 as requested by this comment.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

KVINTESS F&DI HOLDINGS INC.

By:	/s/ Rufat Abiasov
Rufat Abiasov
Chief Executive Officer